Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Avenue Toronto, ON M5J 1T1 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON TO CO-HOST TOWN HALL MEETING REGARDING

DENISON/FISSION MERGER ON OCTOBER 6, 2015 AT ROYAL YORK HOTEL IN

TORONTO AT 4:30 P.M.

Toronto, ON – September 30, 2015… Denison Mines Corp. (“Denison”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that it will co-host a presentation and town hall meeting with Fission Uranium Corp. (“Fission”) (FCU: TSX, OTCQX: FCUUF, FRANKFURT: 2FU), where Denison and Fission shareholders will have the opportunity to meet Lukas Lundin, Dev Randhawa and David Cates and ask questions regarding the proposed merger between Denison and Fission.

The meeting will be held on October 6, 2015 at 4:30 p.m. in Toronto at the Royal York Hotel:

The Royal York Hotel

100 Front Street West

Upper Canada Room – 18th Floor

Toronto, ON

Please arrive by 4:15 p.m. for registration. The event will begin at 4:30 p.m.

All shareholders of Denison and Fission are welcome to attend the town hall meeting. As seating is limited, please RSVP to Amanda Strong by email at amandas@namdo.com or by phone at (604) 689-7842.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the GSJV in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

On July 6, 2015 Denison announced that it had entered into an agreement whereby shareholders of Fission will receive, subject to the terms and conditions of the agreement, 1.26 common shares of Denison and a nominal cash payment of $0.0001 per common share of Fission (the “Transaction”) in order to merge their respective businesses. The Transaction is subject to a number of conditions including approvals by Fission and Denison shareholders.

For more information, please contact

David Cates	(416) 979 – 1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations